Exhibit 1

FOR IMMEDIATE RELEASE	17 December 2012

WPP PLC (“WPP”)

GroupM agrees to acquire a majority stake in Filmworks China

WPP announces that its wholly-owned operating company GroupM, WPP’s global media investment management arm, has agreed to acquire Filmworks China (“Filmworks”), a leading entertainment marketing agency in China, subject to regulatory approval.

Founded in 2010, Filmworks’ service offering includes marketing of entertainment media properties, merchandise licensing, tie-in promotion, product placement and celebrity endorsements. It has a blue-chip client list that includes Electronics Arts, DreamWorks, TCL Television, Li Ning and Yili Group.

Filmworks’ unaudited revenues for the year ended 31 December 2011 were approximately RMB 12 million, with gross assets at the same date of approximately RMB 11 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. WPP has been committed to the Greater China region for over 20 years. Greater China remains one of the fastest growth markets for the company and is currently WPP’s third largest market with revenues of US $1.3 billion and 14,500 people (including associates).

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204